January 22, 2010

Mr. Ronald E. Alper, Esq. Staff Attorney Mr. H. Christopher Owings, Esq. Assistant Director U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Green Star Alternative Energy, Inc. File No. 00053627; Letter of July 27, 2009 Form 10-12G; Amendment No. 2

Dear Mr. Alper and Mr. Owings:

          Thank you for your comment letter and the discussions and courtesies that you have extended to us and our legal counsel, William M. Aul. On behalf of Green Star Alternative Energy, Inc. (the "Company"), please allow me to also express our appreciation for the courtesies and cooperation that you have extended to our legal counsel, William M. Aul in clarifying your comments.

Herewith is a copy of Amendment No. 2 to the Company's Form 10 submitted in response to your comment letter. Shown below are the comments that you provided in your letter and our response.

General

Question No. 1

We note an article entitled "Green Star PR Not Quite What it Looks Like" by Carol S. Remond dated May 29, 2009 distributed by Dow Jones News Service, and press releases dated July 16, 2009 entitled "Green Star Alternative Energy Inc - Green Star/Notos JV Signs Non-Disclosure Agreements with Gamesa and Elktrawnds," "General Electric in Discussion With Notos on the Green Star/Notos JV Projects in Serbia" dated May 12, 2009, "Green Star Alternative Energy Inc - Green Star Negotiating With Gamesa," dated May 5, 2009, and "Green Star Signs Agreement With Electrawinds," dated April 23, 2009. In an appropriate location in your Form 10-12G, please provide disclosure which explains and reconciles the information contained in these documents.

Answer

          We note the published remarks by Ms. Carol S. Redmond and both our legal counsel, William M. Aul, and our President, Miodrag Andric, have had discussions with her in an effort to provide her with any information that she may be seeking.

          And while we did not understand the basis for Ms. Redmond's concerns, we made arrangements for to contact the representative of Gamesa Eolica S.L. Unipersonal (Spain) that has been our counterpart through whom we have conducted our negotiations for the Mutual Non-Disclosure Agreement dated June 23, 2009. We are not certain why she has not retracted the assumptions and inferences that she published at that time notwithstanding the assurances that we received that all of her concerns were fully and satisfactorily addressed.

We have inserted the following disclosure as the third full paragraph on page six of the attached Amendment No. 2 (and a copy of the Mutual Non-Disclosure Agreement is attached as an Exhibit):

          On June 23, 2009, our joint venture partner, Notos, d.o.o. ("Notos") entered into the Mutual Non-Disclosure Agreement with Gamesa Eolica S.L. Unipersonal (Spain) ("Gamesa") wherein Notos d.o.o. and Gamesa agreed to hold and keep certain confidential information exchanged between Notos and Gamesa confidential and each party further agreed to take steps to ensure that all such information was not released to the public. The Agreement contains customary contractual provisions and includes a provision providing that in the event of a dispute, the Agreement is subject to Spanish law.

          The Agreement with Gamesa was undertaken to ensure that Notos and Gamesa could proceed with discussions to allow the exchange of technical and other information regarding Notos' plans and Gamesa's technologies. Gamesa is a major manufacturer of wind turbines.

          We are aware that Ms. Carol Redmond of the Dow Jones News Service has published an article (on May 29, 2009) that is critical of our undertakings with Gamesa and has raised questions regarding the extent of our dealings with Gamesa. In an effort to respond to her comments, we have extended every invitation to her to speak with our counterpart at Gamesa and we have provided her with as much information regarding the Mutual Non-Disclosure Agreement as allowed under the Agreement. We cannot be certain that this has or will satisfy Ms. Redmond and her inquiries. In the event that Ms. Redmond has or develops further concerns or repeats her earlier comments, we stand ready to provide her with any additional information in any way that we can and we would hope that before she raises any doubts or uncertainties regarding our company and its activities that she would raise them with our management before drawing unwarranted conclusions and publishing statements that we believe are injurious to our small company.

Answer:  We have inserted the following disclosure as the sixth full paragraph on page 11 under the sub-heading "Implementation of our Business Plan" in the attached Amendment No. 2 (Also, a copy of each of the Agreements referenced belkow are attached to the Amendment No. 2.)

We continue to take appropriate steps, to the extent that we are able and consistent with our limited managerial and financial resources, to implement our business plan.

On April 23, 2009 we and our joint venture partner, Notos entered into a collaboration agreement with Electrawinds.  Electrawinds shares our interest in developing renewable electricity.  While our plans remain flexible, we are hopeful that we may be able to develop partnership with Electrawinds not only in the Republic of Serbia, but in other parts of Europe as well.  Electrawinds, a company formed in 1998, is the largest private company involved in the the Belgian renewable energy market.   Electrawinds produces, sells and distributes green power generated from inexhaustible clean energy resources such as wind, sun and organic matter.   Apart from constructing and operating windmill farms, solar farms and biomass plants, Electrawinds also investigates and develops new renewable energy possibilities and applications.  Their numerous renewable energy projects are implemented independently or in cooperation with partners.

In May 2009 we initiated discussions Gamesa, a major manufacturer of wind turbines that also seeks to develop and build wind farms. We and our joint venture partner, Notos, have been negotiating with Gamesa on cooperation for the development of prospective wind power facilities.  While the outcome of these discussions is not yet certain, we remain interested in continuing these discussions in an effort to develop our relationship with Gamesa that may allow us participate in one or more joint ventures with Gamesa involving the generation of wind power.

Also in May 2009 we entered into discussions with GE Energy Development Group for South East Europe.  While these discussions were preliminary and we have no assurance that our negotiations will be successful or that any agreement will be achieved, representatives of GE Energy met with our joint venture partner, Notos, in Belgrade to exchange information on wind data collection and to discuss the future of wind power development in the Republic of Serbia.

In July 2009, we entered into two non-disclosure agreements. The first non-disclosure agreement that we executed was between us and our joint venture partner, Notos, on the one hand, and Gamesa Eolica S.L., on the other hand.

The second non-disclosure agreement was between that we executed was between us and our joint venture partner, Notos, on the one hand, and Eletrawinds, on the other hand.

In all of these matters, we cannot assure you that our discussions and negotiations may result in any definitive agreements or if they do result in any agreements, that we will achieve an agreement that is financially acceptable to us. We remain a small company with limited financial and managerial resources and the outcome of any of these and any other negotiations and discussions that we have with third parties will likely be determined by variables and uncertainties that are beyond our control.

Question No. 2

If material, please file as exhibits the non-disclosure agreements you have entered into with Gamesa and Elektrawinds.

Answer: This has been done. See Exhibits.

Question No. 3

In a prominent place in your disclosure, please disclose, as reported in some of the articles cited in comment one above, that your company was issued a cease-trade order by the British Columbia Securities Commission for reporting deficiencies and that the Pink Sheets issued a "skull and cross bones" caveat emptor warning to investors. In doing so, please be specific about the reasons why these actions were taken.

Answer: We have inserted the following under the moniker "Recent Regulatory Challenges and Adverse Publicity" as the third full paragraph on page 14:

In June 2009, we were informed by PinkSheets that a "skull and cross bones caveat emptor" warning was listed in connection with our stock at the PinkSheets website and that this warning moniker was bestowed upon us because the British Columbia Security Commission ("BCSC") had determined that we had not fulfilled our obligation to file certain information and forms with the BCSC and pay the BCSC an annual fee of $1,600.

While PinkSheets informed us of the BCSC actions, we were unaware of the existence of any proceeding, hearing, or other inquiry conducted by the BCSC relating to or involving our affairs. Moreover, we never received any notice that any such proceeding, hearing or inquiry was or would be held nor were we given any opportunity to examine any evidence or make any legal arguments regarding these matters and in defense of our legal interests.

While we believe that the actions of the BCSC were in error and that BCSC acted without attempting to provide us with a modicum of procedural due process that would allow us to assert our legal rights, we are not in a position to divert our limited financial resources to assert our legal rights to contest this unilateral action taken by the BSCSC. Moreover, we believe that the import of the action taken by the BCSC is of limited concern.

While we have not, since June 2009 received any further communications from the BCSC and we are still unaware of the basis upon which the BCSC made a determination that we had violated any rules that they may have, we are aware that PinkSheets and other news services will report information and make determinations as to what symbols and warnings are appropriate as they determine. We are not in a position to expend significant resources to examine, question, or refute these actions.

In all of these circumstances and based on this experience, we anticipate that until such time as we may gain admission to the Bulletin Board market, we may face adverse actions by the BCSC (or possibly from other public or private source either in Canada or some other jurisdiction) or from other persons which may result in PinkSheets placing the "skull and cross bones caveat emptor" warning with respect to us and our Common Stock. We cannot assure you that in that event we will not incur other and more significant costs, difficulties, legal fees, and other consequences which may serve to materially and adversely impact our capabilities as a small, publicly-traded company.

Question 4

Please disclose your relationship with Equity Alliance International, Onyx Consulting Group and Del Mar and any work that they are performing or have performed on your behalf. In this regard, we note press reports indicating that Equity Alliance and Onyx were retained to manage an "investor awareness program" on your behalf. See the article entitled "Serbian wind promotion sounds like a lot of hot air..." published in the Vancouver Sun on June 19, 2009.

Answer: We have inserted the following under the moniker "Recent Regulatory Challenges and Adverse Publicity" as the second last full paragraph in that section which begins on page 14:

We discovered on June 19, 2009 that the Vancouver Sun, a newspaper in Vancouver, published an article about us wherein it suggested that we have some relationship with Equity Alliance International and an entity called Onyx Consulting Group. While we were distressed by the reporter who made these assertions and the implied adverse inferences that he presented, we do not have any relationship, agreements or understandings, oral or written,, directly or indirectly with either or both of these entities.

We find it unfortunate that the reporter for the Vancouver Sun failed to contact our management to allow us to discuss this matter and yet, at the same time, he proceeded to draw adverse conclusions and make associations which have clearly tarnished the good names of our officers, directors and the Company itself.

In this light we are entirely aware that as a small company with limited resources we may continue to be the target of adverse and damaging insults which will likely have a material adverse impact on our company and the trading market for our common stock. We are not certain as to why these actions are being taken against us and we cannot assure you that we will be able to effectively repair the damage that these comments will, if they occur, will have in the future.

Question 5

We note the press release you issued on June 29, 2009, which is entitled "Green Star Alternative Energy Inc. - Progressing Towards Listing on the OTC Bulletin Board." Where you discuss your intended quotation on the OTC-BB, please indicate that a market maker must file an application on your behalf and there is a no assurance that a market maker will do so. Otherwise this article would lead readers to believe that your quotation is assured. Also, your reference to the OTC-BB as being part of NASDAQ is inaccurate; NASDAQ has no relationship with the issuers quoted on this system.

Answer: On page 38, in Item 9, we have inserted the following:

While we are hopeful that we may be able to gain entry to the OTC-BB, a market maker must file an application on our behalf and there is a no assurance that a market maker will do so.

Question 6

We note your response to comment four in our letter dated May 15, 2009. Please provide us with an analysis of how Rule 15c2-11 of the Securities Exchange Act of 1934 applies to you considering this rule applies to broker's delivery obligations. Further, revise your disclosure to clarify, if true, that you are in compliance with the obligations associated with quotation on the Pink Sheets with respect to filing Annual and Quarterly reports and that you have not yet filed any Annual or Quarterly reports with the SEC.

Answer:  We understand that this matter was discussed with Mr. Alper and wee understand that you are looking only for insertion of the requested disclosure. To that end and on page 38 in Item 9, we have inserted the following:

Rule 15c2-11 of the Securities Exchange Act of 1934 mandates that certain disclosures be provided by an issuer of securities to a registered broker-dealer before the broker-dealer may be allowed to make a market in the securities of the issuer.

As of this date, we are current in meeting our reporting obligations to Pink Sheets.

We have, in the past delivered such disclosures to our principal market maker and we plan to file all quarterly and annual reports and other reports (such as those on Form 10-K, Form 10-Q, Form 8-K) with the U.S. Securities and Exchange Commission in accordance with our obligations under Section 13(a) of the Securities and Exchange Act of 1934.

Question 7

Forward Looking Statements, page 4

We note your statement "[w]e do not undertake any responsibility to update information in this Form 10...." Please delete or revise this phrase, as you are obligated to update the information in the Form 10-12G as may be necessary to make the required statements not misleading. Refer to Exchange Act Rule 12b-20.

Answer: We have made this change.

Question 8

Item 1. Description of Business, page 5

Reassessment and New Business, page 5

Where you first make mention of your relationship with Notos and Sirius, please disclose that Mr. Andric is the Manager of both companies and the founder of Notos. In doing so, please explain what role a "Manager" plays in both companies and whether he has ultimate control over the business decisions of both companies. Disclose any conflicts of interest that might exist as a result of this relationship.

Answer: We have inserted the following, as noted below:

On page five, third paragraph, we have inserted the following with respect to Mr. Andric:

Mr. Andric is the founder and Manager of Notos, d.o.o., a limited liability company domiciled in the Republic of Serbia. Under Serbian law, Mr. Andric, as the Manager, does not ultimate managerial control over the affairs of Notos but he does have day-to-day control over its affairs. To the extent that there may arise any conflict of interest between the interests of Notos and the interests of the Company, we will attempt to take steps to resolve any such conflicts on terms that no different than those we would achieve with a third party. However, we can n ot assure you that we will be successful in these efforts.

On page 12, in the penultimate risk factor, we have inserted the following:

Existing Conflicts of Interest

Since Miodrag Andric has resigned we have revised this paragraph and all other disclosures and references to Mr. Andric.

Question 9 and 10

We note your response to comment seven in our letter dated May 15, 2990. You use Wikipedia as a source for a number of statements. Wikipedia is not a reliable original source for information. Please provide references to reliable original source material.

We were unable to access https://www.cia.gov/library/publications/the-worldfactbook/geos/ri.html#Geo on page 6. Please revise to include the correct link. Also, it does not appear that you have provided support for the statements you make in the last paragraph on page 6.

Answer: 9 & 10

We have inserted the following on page seven:

Our review of the business and political environment of the Republic of Serbia has provided us with a strong incentive, to the extent that we are able, to undertake the efforts needed to implement our business plan.

Serbia is a democratic state comprised of Serbia proper and the two autonomous provinces of Vojvodina and Kosovo-Metohija. (http://www.srbija.gov.rs/pages/intro.php?id=5) Its population (excluding Kosovo) is approximately 7.37 million. (http://www.srbija.gov.rs/pages/article.php?id=6)

The country is located in the central part of the Balkan Peninsula, on an important transportation route linking Europe and Asia and occupying an area of 88,361 square kilometres at the cross-roads of central and southern Europe. The international roads and railways passing through Serbia make up the shortest link between Western and Central Europe, on the one side, and the Middle East, Asia and Africa, on the other. It is also in the West European time zone (one hour ahead of Greenwich Time). Its climate is temperate continental, with a gradual transition between the four seasons of the year. . The length of Serbia's border is 2114.2 km. To the East, Serbia borders with Bulgaria, to the North East with Romania, to the North with Hungary, to the West with Croatia and Bosnia and Herzegovina, and to the South with Albania and Macedonia. (http://www.srbija.gov.rs/pages/article.php?id=30)

While the country has had significant political upheaval during the last 19 years and its legal and political environment present some risks to us, we believe that Serbia's endowment of renewable energy resources is substantial and the clean energy industry is in its infancy.

Based on the assessments of our management and without any independent third party evaluation, we estimate that Serbia produced energy equal to 8.796 Mtoe (million tons of oil equivalent) and imported 6.139 Mtoe. Renewables made up only 5.6% of the country's primary energy supply during 2007. All of the renewable energy (9,928 GWh) was produced by hydro power plants. (Republic of Serbia - Ministry of Mining and Energy, "Renewable Energy Sources", May 2008)

And while there are great regional differences in the availability of wind energy in Serbia and significant differences are present even at small distances, we believe that the availability of wind energy in Serbia is greater in lower areas than in higher ones. The Northern part of Serbia is characterized by a strong local southeast wind (known, as "kosava"). ("Wind Energy Potential in the World and in Serbia and Montenegro"; Facta Universitatis (Nis): Elect. Energ. Vol 19, April 2006, page 53)

The challenges we face are daunting.

Question 11

Please revise this discussion to balance your stated objectives with your current status of very limited activities, no revenues to date and a going concern auditor's opinion.

Answer: Immediately following the top paragraph on page five, we have inserted the following paragraph to read as follows:

We are a start-up company with minimal assets, no revenues, and very limited management. We have only limited activities and our auditors have issued their auditor's opinion wherein they have qualified their opinion with a subject to a going concern qualification. This qualification can be interpreted generally as an expression of doubt as to our ability to remain in business. A going concern qualification is also viewed negatively by creditors, investors, and other businesses.

In our current circumstances, we do not possess the financial, managerial, or other resources that would allow us to implement our business plan and there can be no assurance that we will ever acquire any additional resources that would allow us to implement any of the objectives or goals of our business plan either now or in the future. For these and many other reasons, we caution the reader of this Form 10 to cautiously consider the paltry assets and financial and managerial resources and our lack of revenues and the great and likely immeasurable risks and uncertainties that we face in attempting to implement our ambitious business plan in the face of these risks and uncertainties in the intensely competitive current business climate.

Further, the worldwide recession, the dramatic downturn in worldwide capital and financial markets, and the uncertainties with respect to the duration of the recession and downturn, the magnitude of the recession and of the downturn will each, clearly add to the significant difficulties and problems we face.

If the worldwide recession were to continue for an additional and prolonged period and if the Republic of Serbia were to endure continued recessionary pressures and financial and economic imbalances, we may be facing not only economic upheaval of unknown consequences but also political upheaval that would likely result in dramatic adverse difficulties that would further inhibit our ability to implement our business plan. This raises the possibility that we may be facing challenges, risks, and uncertainties that far exceed our present and any future capabilities that we may ever acquire.

The clear and present certainty is that we may fail with the consequence that any person who acquires our Common Stock or any of our securities will lose their entire investment.

As a result we can not assure you that that we will have any ability to overcome any of these challenges, risks, and uncertainties at any time or if we do, that we will emerge in any form that resembles our present circumstances.

Our business plan and our strategy is ambitious. Yet we face intense competition and intensely difficult financial and managerial limitations that, given our existing resources and our present and anticipated economic and financial environment, will likely limit our abilities and our opportunities. We cannot assure you, in any way, that any our plans and strategies will be implemented or achieved either over the next 12 months or at any time beyond that period.

Question 12

Please define "privileged power producer" used on page eight and explain how it applies to you. In doing so, please explain what requirements must be met to attain this status. Please explain how this status "will ensure a buyer for the electricity you produce," as you state on page 8.

In the second last paragraph of page eight and at the top of page nine, we have inserted the following:

Under the current definitions adopted by the Ministry of Mining and Energy of the Republic of Serbia, we believe that we will, upon implementation of our business plan, hold the status of being a 'privileged power producer' in that we would categorized as within the following definition: all renewable energy source producers of electricity except hydro-power plants and biomass power plants larger than 10 MW) - status allows for guaranteed grid access with the obligation on the local distribution company to purchase all the electricity produced. The sale of electrical energy directly to EPS would occur, through a standardized power purchase agreement for all qualifying renewable energy facilities. (Republic of Serbia - Ministry of Mining and Energy, "Renewable Energy Sources", May 2008).

In the event that we are able to implement our business plan and generate electricity, we would then be producing electricity from wind energy and be a qualified renewable energy source producer. In that event and absent any change in the laws of the Republic of Serbia, we would be assured that there would be a buyer for the electricity that we would then produce. As stated above and elsewhere in this Form 10, we face intense competition and intensely difficult financial and managerial limitations that, given our existing limited resources and our present and anticipated economic and financial environment, will likely limit our abilities and our opportunities.

Question 13

Please provide us with a copy of the report Renewable Energy Sources," May, 2008, published by the Republic of Serbia - Ministry of Mining and energy.

Answer: We are providing you with a copy of the Report.

Question 14

We note your response to comment 13 in our letter dated May 15, 2009. On page eight you state, "[i]f we are successful in implementing the Serbian Joint Venture we may be the first to begin utilizing a small portion of the 2000+ MW of wind resources available by erecting the wind farm at Belo Blato. The wind energy potential is a conservative estimate used by management that represents only 20% of the 11,000 MW potential according to investigations made by experts from Agricultural Faculty and Faculty of Electronics from City of Belgrade." Please explain how you determined that 20% percent of the total wind resources available in Serbia was a reasonable figure. Please further define "small portion" and explain whether that refers to your proposed 20 MW facility. Explain the difference between the "2,000+ MW of wind resources" and the "11,000 MW potential;" if the former amount is specific to Belo Blato and the latter refers to all of Serbia, please clarify this and explain how management arrived at the 2,000+ MW amount.

Answer:

The 2000 MW reference was arbitrary and simply to discount prior assessments, thus showing that the Company's proposed wind farm is still a very small facility in comparison to the available resources.

We have inserted the following on page eight:

Currently, there are no wind power projects producing energy in Serbia. (Republic of Serbia - Ministry of Mining and Energy, "Renewable Energy Sources", May 2008). We believe that this offers us a significant opportunity to become the first wind energy producer in Serbia and the opportunity to help shape the industry on a national level within Serbia. There is an estimated regional wind energy potential of 10,000 MW ("Wind Energy Potential in the World and in Serbia and Montenegro"; Facta Universitatis (Nis): Elect. Energ. Vol 19, April 2006, page 60); also corroborated by experts from Agricultural Faculty and Faculty of Electronics from City of Belgrade (http://www.serbia-energy.com/index.php?option=com_ content&view=category&layout=blog&id=14&Itemid=7).

If we are successful in implementing the Serbian Joint Venture, we may be the first to begin producing wind power from the Company's proposed 20 MWwind farm project - Belo Blato.

While there are no existing wind power projects producing energy in the Republic of Serbia, we cannot assure you that others enterprises who possess far greater financial and managerial resources will not establish a project that will adversely impact any ability that we may later have to establish our planned project. As a result and for the reasons expressed elsewhere in this Form 10, we do not possess the financial, managerial, or other resources that would allow us to implement our business plan and there can be no assurance that we will ever acquire any additional resources that would allow us to achieve any of the objectives or goals of our business plan either now or in the future.

Question 15

Please explain the methods you are using to obtain "wind data to optimize wind turbine engineering and site design" as indicated on page eight.

Answer: We have inserted the following immediately following our existing discussion:

We are using our existing but limited financial resources to evaluate potential wind farm locations and fund an analysis of the proposed construction of a 20 MW wind power facility in the Republic of Serbia. A wind sensor tower has been erected on the Belo Blato project site that provides information on both the speed and direction of wind flows. We have completed the process of obtaining the specific meteorological data to optimize wind turbine engineering and site design. This information enables us and wind turbine manufacturers to identify the specific size and orientation of the wind turbines.

Licensing Requirements

If we are successful in these efforts and assuming no interruptions or difficulties in our plans, we will need to acquire two licenses: one for grid connectivity and another license for production permission.

In the event that we obtain these licenses, we anticipate that we will likely be responsible for all construction costs, while the joint venture partner (Notos) will be responsible for the licensing, construction, and managerial duties. In order to finance the construction of the wind farm, our current plan is to approach sources of private capital and, if favorable market conditions allow, to raise the funds in one or more private or exempt offerings. However, given the current worldwide recession and the downturn in the financial markets, we cannot assure that we will obtain any such capital or, if we do obtain it, that it can be obtained on a timely basis or on terms that are reasonable in our current circumstances.

As currently planned and subject to our ability to implement our business plan and overcome the challenges, risks, and uncertainties that we face, we anticipate that we may be able to generate revenues by selling the electricity generated from the wind farm to EPS.

To do so, we would need to raise at least $7,200,000 of the funds that we have identified in our business plan and do so within 12 months. If we are successful in these efforts we would use the funds to develop the planned larger scale power plants to a total of 300 MW by 2013. We have not had any direct or indirect discussions with any sources of capital and we can not be assured that we may be able to obtain the necessary capital on a timely and reasonable basis that will allow us to take these steps. To the extent that we are able, we intend to work closely with administrative representatives of Republic of Serbia and seek tax incentives, legislative support for the expansion of wind power production, and support for the effective marshalling of wind resources critical for the expansion of electrical production.

Question 16

Please explain how you will finance "all construction costs" mentioned on page eight.

Answer:

See the answer to Question 15 above.

Question 17

Please provide additional detail to your discussion of your timeframe and the various steps you plan to take to execute your business plan. Considering you state on page 19 that you expect to begin generating revenues by the fourth quarter of this year, clarify how long construction will take in order to achieve this timeframe. State whether you have already procured the wind turbines and other equipment necessary; in this regard, we note your risk factor on page 14 which discusses the purchase of wind sensors, however, the role of the wind sensors in your business is unclear.

Answer: We have revised the disclosures as requested.

1.   The Company will be responsible for the costs associated with the development and construction of the Belo Blato Wind Energy Project, and under the agreements that we have reached, Sirius Regulus is obligated to supply the land required, and Notos is to manage the project through licensing, construction, commissioning, and maintenance.

2.   To undertake the development and construction of the Belo Blato Wind Energy Project, we anticipate, based on current estimates that we will need to raise an additional $6,000,000 for these capital expenditures. A further $1,200,000 will be required for working capital and the procurement of additional wind resource rich sites for future development - for a total of $7,200,000. Our current plan is to approach sources of private capital and, if favorable market conditions allow, to raise the funds in one or more private or exempt offerings. Currently, we have not had any direct or indirect discussions with any persons regarding these plans and we cannot be certain as to the extent of any interest that investors and other sources of capital may have in providing such funds or the costs and terms of any such capital. To the extent that we do not receive a positive response to provide this capital and to receive such capital on terms that are reasonable in light of our current circumstances, we may be unable to undertake this project or, alternatively, undertake this project on any reasonable terms.

3. The process for the development of a wind farm in the Republic of Serbia is as follows:
A.	Locate potential site for wind farm
	i.	analyze current or historical meteorological data for adequate wind resources
	ii.	ensure areas of interest are free of covenants or restrictions for development

B.
	i.	obtain land use rights to parcels of interest (purchase, lease, etc.)
	ii.	if no current wind data is available or if further analysis required, then obtain license from municipality to erect wind sensor tower
	iii.	install wind sensor tower to obtain data for wind velocity (speed and direction); collection time of one year for current data requirement or less for refinement purposes

Time:	90 days (+1 year for data collection if required)

C.		Design
	i.	define constraints of the development: maximum installed capacity, site boundary, turbine minimum spacing using generic design
	ii.	optimization of energy production through micro-siting using "wind farm design tools" computer software

Time:	30 days

D.	Technical
	i.	obtain network requirements from EMS for technical specifications of wind farm to grid connection
	ii.	turbine manufacturer to extrapolate specifications from wind data to provide specific turbine design and foundation requirements

Time:	30 days

E.	Licensing
	i.	obtain permission from Ministry of Environment and Spatial Planning by providing independent environmental impact analysis
	ii.	obtain license from the municipality to construct a wind farm
	iii.	obtain license from electrical transmission operator, EMS -Elektromreza Srbije, for grid connectivity
	iv.	obtain federal license from Ministry of Energy and Mining to produce electrical energy

Time:	120 days

F.		Procurement
	i.	order wind turbines

Time:	8-12 months for delivery

G.	Construction
	i.	construct civil works (foundation pads for each wind turbine, roads, drainage, control building, and substation)
	ii.	install electrical works (underground cables connecting each wind turbine location to the control building and substation)
	iii.	erect and install wind turbines
	iv.	install computer control system

Time:	60 days (assuming 10 MW wind farm)

H.	Commissioning
	i.	testing of wind farm electrical production and grid connectivity

Time:	30 days

4.   The Belo Blato Wind Energy Project is currently proceeding through the 'Licensing' stage of development. The Company has been provided the technical specifications for the proper wind turbine to be installed and the necessary foundation requirements.

5.   The Company has already received the Municipal approval to develop the Belo Blato Wind Energy Project. To the extent that our financial resources allow, we expect to receive and pay for: the license from electrical transmission operator, EMS, for grid connectivity (15,000 Euros or approximately $21,000), and the federal license from Ministry of Energy and Mining to produce electrical energy (25,000 Euros or approximately $35,000).

6. To the extent that our financial resources allow and if market conditions allow, the Company intends to place an order for five 1MW wind turbines as soon as possible.

7.   To the extent that our financial resources allow, we plan to hire four additional employees six months after placing the purchase order for the five 1MW wind turbines. Two employees will be required to administer secretarial and office duties. One Technical Supervisor will be required to oversee all technical aspects of the wind farm development. And one Site Supervisor will be required to oversee the construction aspects of the wind farm development. They will work together with the Notos staff to ensure the necessary human resources are available for the project.

8.   To the extent that our financial resources allow and if market conditions allow, the Company intends to begin the 'Construction' stage of development ten months after placing the purchase order for the five 1 MW wind turbines.

9.   Subsequent to the approximate sixty days of construction, the Company intends for the Belo Blato Wind Energy Project to undergo the 'Commissioning' stage whereby the system will undergo testing for safety and correct operation.

10.   Upon completion of the 'Commissioning' stage, the Company expects to generate revenue through the sale of the electricity, generated by the Belo Blato Wind Energy Project, to the national utility EPS. The current wholesale price for electricity is 0.03 Euros, or $0.042, per kilo-watt hour. The Company expects, under proposed legislation, to be granted the status of 'privileged power producer' and be eligible for a more favorable sale price for the generated electricity and guaranteed grid access.

11.  Another possible source of revenue may be from the sale of carbon emission credits. Currently, the Republic of Serbia has no green house gas emission credit program in place, but based on public statements from the Serbian Ministry of Energy, the Ministry may be implementing carbon emission credits program similar to that found in the rest of Europe. EPS will calculate the carbon credit allowance that will be given to each energy producing facility, which may then be sold to various industrial companies and institutions in need of emissions credits.

12.  Upon completion of the 'Commissioning' stage for the Belo Blato Wind Energy Project's first five 1MW wind turbines, we will seek to fully develop the wind farm to its 20MW capacity. The capital requirements for this endeavor are estimated to be $18,000,000. The Company will approach sources of private capital and, if favorable market conditions allow, to raise the funds in one or more private or exempt offerings. Currently, we have not had any direct or indirect discussions with any persons regarding these plans and we cannot be certain as to the extent of any interest that investors and other sources of capital may have in providing such funds or the costs and terms of any such capital. To the extent that we do not receive a positive response to provide this capital and to receive such capital on terms that are reasonable in light of our current circumstances, we may be unable to undertake this project or, alternatively, undertake this project on any reasonable terms.

Question 18

Regulatory Aspects, page 10

We note your response to comment 15 in our letter dated May 15, 2009. Please provide disclosure which explains the statement "we will benefit from the feed-in-tariffs made available to "privileged power producers'...."

Answer:

We have inserted the following on page twelve in the fourth paragraph:

In the event that we are successful and upon connecting to the electrical distribution network, we anticipate that we will benefit from the feed-in-tariffs made available to "privileged power producers" (Republic of Serbia - Ministry of Mining and Energy, "Renewable Energy Sources", May 2008). The feed-in-tariffs will provide a greater sale price for the electricity produced by renewable energy sources as opposed to conventional methods of energy production. The exact price that the national utility, EPS, will pay to "privileged power producers" has not yet been determined, but based on public statements from the Serbian Ministry of Energy proposed legislation will provide the Company with and be subject to the power purchase agreement with the national utility, EPS, which will to buy the electricity we generate at the initial price of 0.10 Euro per kWh (kilo watt hour).

Question 19

Please also explain how you know that EPS will buy the electricity you generate at the initial price of 0.10 Euro per kWh. If you have entered into a power purchase agreement with EPS, please disclose this or, if not, please elaborate upon your basis for this price point.

Answer: See response to Question 18.

Question 20

Item 1A, Risk Factors, page 11

We note your response to comment 16 in our letter dated May 15, 2009 and we reissue the comment. Some of your new risk factor subheadings merely state facts about your business rather than describing the risk that is being discussed. For example, on page 12, you use the subheading "Control of our Company is held by management." This subheading is not descriptive of any risk. Please revise your risk factor subheadings generally to ensure that they reflect the risk you describe in the text.

Answer: We have more closely worded the titles with the narrative that follows each title and we believe that they are responsive. See the Risk Factors on pages 12 through 19.

Question 21

All of our assets will be concentrated in Serbia...., page 11

Please provide disclosure here or in another appropriate location in the Form 10-12G that explains the statement "our assets are invested in our joint venture...." Please identify the assets. Similarly, please explain your statement "[you] have expended substantial resources to implements [sic] our strategy..., " which appears in the risk factor that follows. Please clarify what resources you have expended.

Answer: We have inserted language in that paragraph immediately following that sentence which now appears in the fourth paragraph on page 12:

Our assets consist primarily of the wind sensors that we acquired in October 2008 and related costs.

Question 22

Our management has limited experience..., page 13

You state that Mr. Andric has "no substantial recent experience in acquiring, establishing or developing, or operating wind energy generating or energy distribution operations." Please reconcile this statement with the statement in Mr.Andric's biography on page 23 that "for the past seven years, he has been involved with the alternative energy sector and has an extensive background in renewable energy systems" and how he became Manager of Notos and Sirius.

Answer: We have re-worded what is now the second paragraph of page 14 to read as follows:

Our management has limited experience in the renewable wind energy business.

Our sole officers, Miodrag Andric and Jesse M. De Castro, have no substantial recent experience in acquiring, establishing, developing, or operating wind energy generating or energy distribution operations. Our officers do have experience with the alternative energy sector through their prior involvements with the use of biofuels as a renewable energy system. Miodrag Andric has established a private Serbian company, Notos d.o.o., concentrating on wind power development; this is his first venture in the field of wind energy. As a result, we will need to secure the services of others who possess the management skill, additional, experience, and industry knowledge. There can be no assurance that we can secure and retain the necessary management and staff on terms acceptable to us

Question 23

Item 2. Financial Information, page 16

Results of Operations, page 16

We note your response to comment 21 in our letter dated May 15, 2009. Please revise your discussion in the second paragraph of page 17 to reflect the increase in the weighted average number of shares outstanding as a result of the 5 to 1 forward stock split. Also, please revise your calculation of loss per share for the first quarter 2009 and 2008 or show us how you calculated loss per share. Similarly, revise your discussion in the sixth paragraph of that page to correct fiscal 2007 loss per share calculation and weighted average shares outstanding.

Answer: We have revised this discussion. See pages 18-20.

Question 24

Management's Discussion and Analysis or Plan of Operation, page 17

We note your response to comment 22 in our letter dated May 15, 2009. As the $7,500,000 appears to be the amount necessary for capital expenditures, please explain how you intend to fund all other expenses of the company, such as the $60,000 per month you refer to on page 14.

Answer: We have revised our MD & A on page 19, to insert the following:

To undertake these efforts, we anticipate, based on current estimates that we will need to raise an additional $7,200,000 for these capital expenditures and for working capital. Our current plan is to approach sources of private capital and, if favorable market conditions allow, to raise the funds in one or more private or exempt offerings. Currently, we have not had any direct or indirect discussions with any persons regarding these plans and we cannot be certain as to the extent of any interest that investors and other sources of capital may have in providing such funds or the costs and terms of any such capital. To the extent that we do not receive a positive response to provide this capital and to receive such capital on terms that are reasonable in light of our current circumstances, we may be unable to undertake this project or, alternatively, undertake any project on any reasonable terms.

Question 25

We note your response to comment 25 in our letter dated May 15, 009. On page 18, you state "the Company intends to begin the construction of Belo Blato in the fourth quarter of 2009 and complete the initial phase by erecting 5 wind towers before the end of the year." On page 19, you state "we anticipate that we may be able to generate some revenues in the fourth quarter of 2009 by producing electricity from the first phase wind turbines at the Belo Blato project and selling it to EPS." Please provide disclosure regarding the average time to construct a wind tower of your specifications to completion, including obtaining licenses, parts and equipment, and actual construction and testing.

Answer:

The process for the development of a wind farm in the Republic of Serbia is as follows:
A.	Locate potential site for wind farm
	i.	analyze current or historical meteorological data for adequate wind resources
	ii.	ensure areas of interest are free of covenants or restrictions for development

B.
	i.	obtain land use rights to parcels of interest (purchase, lease, etc.)
	ii.	if no current wind data is available or if further analysis required, then obtain license from municipality to erect wind sensor tower
	iii.	install wind sensor tower to obtain data for wind velocity (speed and direction); collection time of one year for current data requirement or less for refinement purposes

Time:	90 days (+1 year for data collection if required)

C.	Design
	i.	define constraints of the development: maximum installed capacity, site boundary, turbine minimum spacing using generic design
	ii.	optimization of energy production through micro-siting using "wind farm design tools" computer software

Time:		30 days

D.	Technical
	i.	obtain network requirements from EMS for technical specifications of wind farm to grid connection
	ii.	turbine manufacturer to extrapolate specifications from wind data to provide specific turbine design and foundation requirements
Time:	60 days

E.	Licensing
	i.	obtain permission from Ministry of Environment and Spatial Planning by providing independent environmental impact analysis
	ii.	obtain license from the municipality to construct a wind farm
	iii.	obtain license from electrical transmission operator, EMS -Elektromreza Srbije, for grid connectivity
	iv.	obtain federal license from Ministry of Energy and Mining to produce electrical energy

Time:	120 days

F.	Procurement
	i.	order wind turbines

Time:	8-12 months for delivery

G.	Construction
	i.	construct civil works (foundation pads for each wind turbine, roads, drainage, control building, and substation)
	ii.	install electrical works (underground cables connecting each wind turbine location to the control building and substation)
	iii.	erect and install wind turbines
	iv.	install computer control system

Time:	60 days (assuming 10 MW wind farm)

H.	Commissioning
	i.	testing of wind farm electrical production and grid connectivity

Time:	30 days

Question 26

We note your response to comment 26 in our letter dated May 15, 2009. Please provide examples of "other sources of capital" on page 18.

Answer: We have deleted this reference in its entirety.

Question 27

We note your response t comment 27 in our letter dated May 15, 2009. Please provide support for the statement on page 19 that "[b]ased upon an average reduction of 310 tons of CO2 per 1 MW wind turbine per month and assuming that these estimates and time frames are accurate, the 2009 revenues are projected to be approximately $390,000."

Answer: We have revised the disclosures, as follows:

We are not expecting to generate revenues until we can obtain a significant portion of the $7,200,000 in additional funding. The Serbian Minstry of Mining and Energy will be providing the 'privileged power producers' with the computation to determine greenhouse gas emission credits. Subsequently, these carbon credits may be held, traded, or sold.

Question 28 and 29

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 22

Please revise to describe the business experience of each director and executive for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K. Please include Mr. Andrie's affiliation with Sirius Regulus, Notos, Pax Clean Energy, Inc. and Ski4U.net or advise.

Answer: See response to Question 29, below.

Question 29

In the second risk factor on page 13, you indicate that Mr. Andric has other full time employment. Please clearly indicate Mr. Andric's other full time employment in his biography.

Answer: Mr. Andric resigned on January 21, 2010.

Question 30

We note your response to comment 30 in our letter dated May 15, 2009 and we reissue the comment in part. Please include De Castro Investments, Inc. in Mr. De Castro's biography or advise.

Answer: We have revised it as follows:

Jesse M. De Castro. Mr. De Castro serves as the Company's Chief Financial Officer, Treasurer, Secretary, and Director. Concurrently Mr. De Castro serves as the Asset and Liability Analyst for North Shore Credit Union. From 2002 to 2005, Mr. De Castro was Vice-President in charge of Energy Sector Analysis for Altus Capital Corp. From 2004 to 2007, Mr. De Castro was Consultant to SBS Ltd. on alternative energy. Mr. De Castro holds a BS in Actuarial Science degree from Simon Fraser University.

Question 31

Please include Mr. Gilcud's tenure as your President or advise.

Answer: We have revised it as follows:

Peter Gilcud. Mr. Gilcud serves on the Company's Board of Directors. Prior to joining the Issuer, Mr. Gilcud served as President/ Director of Fresh Creek Holdings Ltd. from June 1990 to April 2000, Mr. Gilcud was President & CEO of Bahamas Transport Ltd. From February 2000 to June 2007, Mr. Gilcud was appointed CEO, President and Director of the Issuer in June 2007. Mr. Gilcud ceased his CEO and President duties in April 2009. Mr. Gilcud holds a Bachelors and Masters degree in Economics and Political Science from the University of Minnesota-Minneapolis.

Question 32

Item 6. Executive Compensation, page 23

We note your response to comment 32 in our letter dated May 15, 2009. Please correct the total compensation column given Mr. De Castro's salary or advise.

Answer: We have revised the table to reflect the correct amount.

Question 33

Item 13. Financial Statements and Supplementary Data

Please revise the title of the quarterly report to reflect the first quarter as opposed to the third quarter or advise us whether your fiscal year end is December 31.

Answer: This has been revised in accordance with your comments.

Question 34

Statements of Cash Flows, page F-4 of the March 31, 2009 Financial Statements

The total presented for net cash provided by financing activities does not foot for the period ended March 31, 2009. Please advise or revise.

Answer: This has been revised in accordance with your comments.

Question 35

Statement of Operations, page F-3 of the December 31, 2008 Financial Statements

We note your response to comment 39 in our letter dated May 15, 2009. It does not appear you revised your calculation to comply. Therefore, we reissue the comment as follows. Please revise the weighted average number of shares outstanding for year ended December 31, 2007 to reflect 5 to 1 forward stock split and revise the earnings per share calculation to reflect the change as a result of the increase in weighted average number of shares. Similarly, revise the weighted average number of shares for the period ended March 31, 2008 and loss per share calculation for the periods ended March 31, 2009 and 2008 on page F-2 of the March 31, 2009 Financial Statements which do not recalculate.

Answer: This has been revised in accordance with your comments.

Question 36

Statements of Stockholders' Equity, page F-4 of the December 31, 2008 Financial Statements

It does not appear your response to comments 40 and 41 in our letter dated May 15, 2009 complied with our comments and we reissue the comments. Please revise your disclosure here and on page December 31, 2008 F-12 to reflect the stock bought for cash on May 9, 2008 on a post-split basis of $.005 per share price. In addition, please revise your disclosure in Note 6 on page F-12 of the December 31, 2008 Financial Statements and F-10 of the March 31, 2009 Financial Statements to reflect the share issuances on a post-split basis. Please make similar revisions to page F-3 of the March 31, 2009 Financial Statements.

Answer: This has been revised in accordance with your comments.

Question 37

Statements of Cash Flows, page F-5 of the December 31, 2008 Financial Statements

We note your response to comment 42 in our letter dated May 15, 2009 and we reissue the comment. Your supplemental cash flow information and the non-cash activities disclosures where no amounts are disclosed for the periods presented may be presented on a narrative basis or deleted. Also, please make similar revisions to your disclosure on page F-4 of the March 31, 2009 Financial Statements.

Answer: This has been revised in accordance with your comments..

Question 38

Note 4. Income Taxes, page F-11 of the December 31, 2008 Financial Statements

We have reviewed your response to comment 43 in our letter dated May 15, 2009 and we reissue the comment. Please note the requirements of paragraph 47 of SFAS no. 109 for a public company.

Answer: This has been revised in accordance with your comments.

Question 39

Note 6. Stockholders' Equity, page F-12 of the December 31, 2008 Financial Statements

We note your response to comment 44 in our letter dated May 15, 2009 and we reissue the comment. Please correct the reference to $200,000,000 authorized shares here and on page F-9 of the March 31, 2009 Financial Statements or advise. The number of authorized shares should not be a dollar amount.

Answer: This has been revised in accordance with your comments.

Question 40

Note 8. Related party transactions, page F-13 of the December 31, 2008 Financial Statements

We note your response to comment 45 in our letter of May 15, 2009 and we reissue the comment. Please reconcile the information contained in this note and the note on page F-11 of the March 31, 2009 Financial Statements with information under Item 3. Description of Property on page 16. Clarify whether the office services are provided by your Chief Financial Officer or your corporate counsel and whether there is a cost for the services.

Answer: This has been revised in accordance with your comments.

Question 41

Item 15. Financial Statements and Exhibits, page 29

Please list separately all financial statements filed as part of the registration statement as required by Item 15 of Form 10.

Answer: This has been revised in accordance with your comments.

Question 42

Exhibit 23

Please tell us why you have included a consent from your auditors which references Amendment No. 1 of Form 10-K/A and the caption titled Experts which are not part of your Form 10-12G/A filing.

Answer: We have deleted the exhibit.

Question 43

Exhibits 31.1 and 31.2

Please tell us why you have included the certifications of your chief executive and financial officers.

Answer: We have deleted the exhibit.

In that connection, please know that the Company hereby provides the following representations and warranties relative to its obligations under the Securities Exchange Act of 1934:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for the courtesies that you have extended to us and we appreciate your kind assistance.

Sincerely,

Jesse M. De Castro, Chief Financial Officer

JMD:mds cc: file